

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 20, 2018

Amin Khoury
Chief Executive Officer
KLX Inc.
1300 Corporate Center Way
Wellington, FL 33414-2105

      Re: KLX Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 1, 2018
           File No. 001-36610

Dear Mr. Khoury:

We have limited our review of your filing to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement filed June 1, 2018

Recommendation of the KLX Board
Reasons for the Merger, page 62

1.   Please discuss whether the KLX Board considered current or historical market prices in comparison to the merger consideration and in light of the proposed spin-off. We note that shareholders do not have a sense of whether the merger consideration is a premium to current or historical market prices factoring in the proposed spin-off. In this regard, please provide us with copies of the board books and any other materials prepared by Goldman Sachs.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald E. Field at (202) 551-3680 or Anne Parker at (202) 551-3611 with any other questions.

Division of Corporation Finance
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